LITHIUM AMERICAS (ARGENTINA) CORP.

LITHIUM AMERICAS CORP.

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

1. Names of the Parties to the Transaction

Lithium Americas (Argentina) Corp. ("Lithium Argentina"), formerly Lithium Americas Corp. ("Former LAC")

Lithium Americas Corp. ("Lithium Americas (Newco)"), formerly 1397468 B.C. Ltd. ("Spinco")

2. Effective Date of the Transaction

October 3, 2023.

3. Description of the Transaction

On October 3, 2023, Former LAC was reorganized into two independent companies (the "Separation"), Lithium Argentina and Lithium Americas (Newco), by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). Pursuant to the Arrangement, the North American business of Former LAC, which includes Former LAC's ownership and rights in the Thacker Pass lithium project, its investment in Green Technology Metals Limited and Ascend Elements Inc., among other things, was transferred to Lithium Americas (Newco).

In connection with the Arrangement, holders of common shares of Former LAC ("Former LAC Shares") will be entitled to receive one common share of Lithium Argentina and one common share of Lithium Americas (Newco) for every Former LAC Share held immediately before the effective time of the Arrangement.

In connection with the Arrangement, the name of Lithium Argentina was changed from "Lithium Americas Corp." to "Lithium Americas (Argentina) Corp." and the name of Lithium Americas (Newco) was changed from "1397468 B.C. Ltd." to "Lithium Americas Corp.".

For additional information relating to the Arrangement, please refer to the management information circular of Former LAC dated June 16, 2023 (the "Circular"), which is available on the SEDAR+ profile of Lithium Argentina at www.sedarplus.ca.

4. Name of each Party that Ceased to be a Reporting Issuer subsequent to Event and of each Continuing Entity

Lithium Argentina will continue to be a reporting issuer in British Columbia, Alberta, Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Prince Edward Island, Québec, Saskatchewan, Yukon (collectively, the "Reporting Jurisdictions").

As a result of the completion of the Arrangement, Lithium Americas (Newco) became a reporting issuer in all of the Reporting Jurisdictions, except Ontario where it will become a reporting issuer once its shares are listed and posted for trading on the Toronto Stock Exchange, which is expected to occur on October 4, 2023.

5. The date of Lithium Americas (Newco)'s First Financial Year-End after the Transaction

Lithium Americas (Newco)'s first financial year-end will be December 31, 2023.

6. Periods for Filing Interim Financial Statements and Annual Financial Statements after the Transaction, if Section 4.9(a) or 4.9(b)(ii) of NI 51-102 applies

Lithium Americas (Newco) will be required to file interim financial statements for the period from incorporation on January 23, 2023 to June 30, 2023. Lithium Americas (Newco) will also be required to file interim financial statements from period from July 1, 2023 to September 30, 2023. Lithium Americas (Newco) will then be required to file the year-end financial statements for the period from incorporation to December 31, 2023.

7. Documents Filed in respect of the Transaction if Section 4.9(a) or 4.9(b)(ii) of NI 51- 102 applies

The following documents describing the Arrangement were filed on SEDAR+ and are available under Lithium Argentina's profile at www.sedarplus.ca:

1. News release dated November 3, 2022 announcing the intention of Former LAC to proceed with the Separation;

2. News release dated May 15, 2023 announcing board approval of the Arrangement;

3. Notice to trustee and holders of convertible notes of Former LAC ("Noteholders") dated May 19, 2023, regarding events resulting in conversion rate adjustment;

4. Material change report dated May 25, 2023 with respect to board approval of the Arrangement;

5. Amended and restated notice to trustee and Noteholders dated May 30, 2023, regarding events resulting in conversion rate adjustment;

6. Amended and restated arrangement agreement between Former LAC and Spinco dated June 14, 2023 detailing the Arrangement (the "Arrangement Agreement");

7. Circular;

8. News release dated June 26, 2023 announcing the filing of the Circular in connection with the Separation and the annual general and special meeting of LAC;

9. News release dated July 31, 2023 announcing shareholder approval of the Arrangement, among other things;

10. Notice to trustee and Noteholders dated August 18, 2023 of event triggering right to convert;

11. News release dated September 28 announcing the expected effective date of the Arrangement and other matters;

12. Amended Notice to trustee and Noteholders dated October 2, 2023;

13. Notice of Make-Whole Fundamental Change to Noteholders dated October 3, 2023; and

14. News release dated October 3, 2023 with respect to the closing of the Arrangement.

The following documents describing the Arrangement were filed on SEDAR+ and are available under Lithium Americas (Newco)'s profile at www.sedarplus.ca:

1. Arrangement Agreement; and

2. News release dated October 3, 2023 with respect to the closing of the Arrangement.

Dated: October 3, 2023